

SembCorp Industries

Rule 12g3-2(b) File No. 825109

10 October 2001



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is an announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 356 3119 Fax: (65) 352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 7 OF 10.10.2001
Announcement No. 7

SEMBCORP INDUSTRIES LTD

SembCorp Utilities invests US$38m in a 717MW power plant in Vietnam

SembCorp Utilities, BP Holdings, and a consortium of Kyushu Electric Power Co., and Nissho Iwai Corporation have signed an agreement on August 31, 2001, under which each will assume a 33.3 per cent ownership of the Vietnam company Phu My 3 BOT Power Company Ltd. (Phu My 3).

Phu My 3 has already started constructing what will be Vietnam's first power plant to be developed under the "Build Operate Transfer" form of investment under Vietnam's Law on Foreign Investment. The plant is a 717 MW net electric output combined-cycle plant utilising two Siemens V94.3A gas turbines and a steam turbine. The plant is located 70km from Ho Chin Minh City near the Vung Tau area and will utilise gas from the BP-operated Lan Tay/Lan Do gas fields 370 km offshore Vietnam.

The project, costing approximately US$380m (S$684m), is intended to be funded by a combination of shareholders' equity and non-recourse project financing.

The details are:

	US$(m)	S$(m)	%
Shareholders' equity	**114.0**	**205.0**	**100.0**
▪ SembCorp Utilities	38.0	68.3	33.3
▪ BP Holdings	38.0	68.3	33.3
▪ Kyushu Electric Power / Nissho Iwai Corporation	38.0	68.3	33.3
Project Financing (estimated)	**266.0**	**479.0**	
Total	**380.0**	**684.0**	

Please note that the figures in the above table have been rounded off to one decimal place for clarity.

SembCorp Utilities' equity investment of US$38m (S$68.3m) will be funded by a mixture of both internal funding and external debts. Of this sum, US$22m (S$39.6m) will be payable in 2001, the balance will be funded progressively as required.

This investment does not have a material impact on the Net Tangible Assets per share of SembCorp Industries.

Phu My 3 currently holds gas supply and power purchase agreements that were executed with PetroVietnam and Electricity of Vietnam. These agreements are for a 20-year period, commencing from the commercial operation date of the plant. Upon expiration of these agreements in 2023, the plant will be turned over to the Vietnamese government.

Tang Kin Fei, President and CEO of SembCorp Utilities, said "SembCorp Utilities will be involved in the plant's operations and this investment is part of our vision to be a leading player in Asia's power industry. We will have a first-mover advantage in Vietnam and working with BP, Kyushu Electric and Nissho Iwai certainly puts the partnership in a very strong position to operate this plant efficiently and profitably."

The transaction is scheduled to close in the fourth quarter of 2001 and is subject to a number of terms and conditions including the approval of Ministry of Industry of Vietnam and the issuance of an amended investment license by the Ministry of Planning and Investment recording the change from BP's present 100 per cent ownership of Phu My 3 under the current investment license issued on May 22, 2001.

The power plant's commercial operations are expected to start before the end of 2003.

For media enquiries, please contact:

Beverley Wong (Ms)
Executive
Group Corporate Relations
SembCorp Industries
DID: (65) 357 9153
Fax: (65) 352 2163
Email: beverley.wong@sembcorp.com.sg

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 10/10/2001 to the SGX